UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM SD
Specialized Disclosure Report

CORE LABORATORIES N.V.
(Exact name of registrant as specified in its charter)
001-14273
(Commission File Number)

The Netherlands	001-14273	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam		Not Applicable
The Netherlands		(Zip Code)
(Address of principal executive offices)

Mark F. Elvig, Vice President, Secretary and General Counsel
+ 1 713 328 2104
(Name and telephone number, including area code of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

References to "Core Lab", the "Company", "we", "our", and similar phrases relate collectively to Core Laboratories N.V. and its consolidated affiliates.

Background - The Dodd Frank Act

In August 2012, the United States Securities and Exchange Commission ("SEC") issued Release No 34-67716 regarding Rule 13p-1 (the "Rule"), the SEC's final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Act"). Under the Rule, SEC registrants are required to disclose their use of "conflict minerals", on an annual basis, if those minerals are necessary to the functionality or production of a product manufactured by the registrant. The first disclosure report is due on or before May 31, 2014 for the calendar year ended December 31, 2013.

Section 1502(e)(4) of the Act defines "conflict minerals" to consist of (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold, and wolframite (the metal ore from which tungsten is extracted), or their derivatives, which are commonly referred to as tin, tantalum, tungsten and gold ("3TG") or (B) any other mineral or its derivatives determined by the United States Secretary of State to be financing conflict in the Democratic Republic of the Congo ("DRC") or an adjoining country.

Outcome of the Company's Review

In response to the Act, early in 2013 we formed a multi-disciplinary task force to examine all products that we either directly manufacture or contract with third parties to manufacture to determine which of our products, if any, contain 3TGs. At the conclusion of our analysis, we determined that the Company manufactures or contracts to manufacture some products that contain 3TGs.

Based on the foregoing determination, and as required by the Rule, we then conducted a reasonable country of origin inquiry ("RCOI") to determine if the 3TGs in any of our products originated in the DRC or an adjoining country. As part of our RCOI process, we evaluated 100% of the parts and materials necessary to the functionality or production of products, manufactured by us or contracted to be manufactured for us, during 2013, that contain 3TGs. In connection with that evaluation, we developed and distributed a Conflict Minerals Compliance Certification form to each of our suppliers providing these raw materials or products that contain 3TGs.

In response to our request, each of our suppliers certified that no 3TGs originating from the DRC or adjoining countries are included in any of the raw materials or products they provide us and further, that each of them has adopted a Supply Chain Policy consistent with the policies of the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains.

Based upon the results of our RCOI, we have no reason to believe that any 3TGs necessary to the functionality or production of products we manufactured or contracted to manufacture during 2013 may have originated in the Democratic Republic of the Congo or an adjoining country. The ethical sourcing of minerals is an important part of our mission to ensure safe and fair working conditions in our supply chain. We strive to use only conflict-free minerals in our products.

A copy of this Conflict Minerals Disclosure may be found on our website at http://www.corelab.com/cr/human-rights.

Item 1.02 Exhibits

Not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Core Laboratories N.V., has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES N.V.

Date:	May 30, 2014	By:	/s/ Richard L. Bergmark
Richard L. Bergmark
Chief Financial Officer